FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 17 October 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Competition for new aircraft




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  17 October 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Competition for new aircraft


COMPETITION FOR NEW LONGHAUL AIRCRAFT

British Airways has launched a competition for new longhaul aircraft by issuing tender documents to aircraft and engine manufacturers.

The competition, called a request for proposal (RFP), is the first step in a lengthy process before the airline makes a decision on fleet growth and replacement for the next decade.

Airbus and Boeing, and engine manufacturers, Engine Alliance, General Electric and Rolls Royce plus other key component suppliers, have been invited to bid.

British Airways' chief executive, Willie Walsh, said: "For the past four years, we have grown capacity by using our aircraft more efficiently. In order to continue to grow our longhaul business we now need additional longhaul aircraft. We remain committed to generating an economic return for our shareholders.

"Launching the competition highlights the need for us to address our GBP2.1 billion pension deficit. It is a major blocker to growth and investment in our business but I am confident we will resolve it.

"With a combination of firm orders and options, we are planning for both growth and fleet replacement into the next decade. Environmental performance will be one of the key criteria in our choice ensuring greater fuel efficiency, reduced noise and emissions. The first aircraft to be replaced are the 20 Boeing 747s and 14 Boeing 767s, which will be around 25 years old," he said.

Subject to the outcome of the RFP competition, orders are expected to be placed during next year.

The aircraft being considered for the airline's longhaul fleet are the Airbus A330, A350, A380 and Boeing 787, B777 and B747-8.

                                                                           ends

October 17, 2006                    104/LG/06


Notes to editors:

British Airways has 284 aircraft in its fleet of which 114 are longhaul aircraft.

Its longhaul fleet comprises 57 Boeing 747-400s, 43 B777s (three B777-200A, 24 B777-200IGW and 16 B777-200ER) and 14 B767-300s.

Projected entry into service dates for the Airbus A380 is 2007, A350 XWB is between 2012-2014 and B787 is 2008. There is no confirmed entry into service date for the passenger version of the B747-800.

The current list prices for the aircraft being considered range from US$160 million to US$ 316 million per aircraft.

A new generation medium sized wide body aircraft such as the Airbus 350XWB or B787 is likely to have at least 30 per cent lower fuel burn and 30 per cent lower NOx emissions per seat than a B767.

An A380 or B747-8 is likely to have at least 17 per cent lower fuel burn per seat and 21 per cent lower NOx than a B747-400.

The A380 and B747-8 are expected to be noticeably quieter on arrival than the B747-400.

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.